Exhibit 99.1  Trading Data

Name	Security	Purchase (P) / Sales(S)	Quantity	Price ($)	Trade Date
Nanya Technology Corp.	MU COMMON STOCK	S	1,264,080	31.554000	6/14/2017
Nanya Technology Corp.	MU COMMON STOCK	S	5,000,000	30.541056	6/15/2017
Nanya Technology Corp.	MU COMMON STOCK	S	1,000,000	31.037165	6/19/2017
Nanya Technology Corp.	MU COMMON STOCK	S	1,000,000	31.197444	6/20/2017
Nanya Technology Corp.	MU COMMON STOCK	S	1,750,000	31.647114	6/21/2017
Nanya Technology Corp.	MU COMMON STOCK	S	286,288	32.128556	6/22/2017
Nanya Technology Corp.	MU COMMON STOCK	S	311,644	32.008572	6/23/2017
Nanya Technology Corp.	MU COMMON STOCK	S	1,002,068	32.609155	6/26/2017